Exhibit 99.3

September 16, 2022	BY EMAIL

Canadian Securities Exchange (the “CSE”)
100 King Street West, Suite 7210
Toronto, Ontario M5X 1E1

Attention: Mark Faulkner, Vice President, Listings & Regulation

Dear Mr. Faulkner:

Re:	Curaleaf Holdings, Inc. (the “Company”)

Acquisition of a 55% stake in Four 20 Pharma GmbH
Stock symbol – CURA

Reference is made to the CSE Form 9 – Notice of Proposed Issuance of Listed Securities (the “Form 9”) filed by the Company on September 15, 2022. In accordance with Item 3.3(a) of Policy 6 of the Canadian Securities Exchange’s Policies and Procedures, this letter confirms that the acquisition of a 55% stake in Four 20 Pharma GmbH (“Four 20”) (all as more fully described in the Form 9) has closed and that transfer of title to the above referenced interest in Four 20 has passed to the Company or a wholly-owned subsidiary of the Company, all as more particularly described in the Form 9.

Please confirm if you require anything further at this time.

Yours truly,

Signed:	“Peter Clateman”

Per:	Peter Clateman Chief Legal Officer Curaleaf Holdings, Inc.